March 15, 2010
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Paul Fischer, Staff Attorney

	Re:	ADC Telecommunications, Inc.
Form 10-KT for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
File No. 000-01424
Dear Mr. Fischer:
          Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated February 16, 2010, relating to our Form 10-KT for the fiscal year ended September 30, 2009. As you have requested, our responses are numbered in accordance with the comments from the February 16th letter.
     Form 10-KT for Fiscal Year Ended September 30, 2009
     General
1.	We note that you have a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In future filings, please check the “No” box on the cover of your Form 10-K to indicate that you are required to file reports pursuant to Section 13 or Section 15(b) of the Exchange Act.
     RESPONSE:
          Following receipt of the staff’s comment letter, we examined our Form 10-KT as filed with the Commission and available on EDGAR. It appears the “No” box was checked correctly to indicate that we are required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. We will continue to check this box in future filings.
     Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-KT
     Proposal 1 — Set the Size of the Board of Directors at Ten, page 11
2.	We note that your definitive proxy statement included a proposal to reduce the size of your board of directors to ten members. Please provide an analysis regarding why you did not file a preliminary proxy statement at least 10 calendar days prior to your definitive proxy statement. See Rule 14a-6(a) under the Securities Exchange Act of 1934.
     RESPONSE:
          Rule 14a-6(a)(1) provides that a registrant is not required to file a preliminary proxy statement if the only matter to be acted upon at an annual meeting is “[t]he election of directors.” ADC’s proxy statement included a proposal to elect four directors and a related proposal to set the size of the Board of Directors at 10. ADC does not believe a preliminary proxy statement filing was required under Rule 14a-6(a), because the proposal to set the size of the Board was incidental to the proposal to elect directors.
          At our 2009 annual meeting, the shareowners adopted a proposal setting the number of directors at 11. During fiscal 2009, one of our directors resigned. Following the director’s resignation, no replacement director was appointed by our Board, and the Board operated with a vacancy. We did not receive any shareowner director nominations to fill the vacancy at the 2010 annual meeting. In addition, the Board decided not to nominate any director to fill the vacant Board seat. As a result, the Board, consistent with the provisions of our Bylaws, proposed to our shareowners that the size of the Board be fixed at 10.
          Although technically a separate proposal from the proposal to elect directors, the proposal to reduce the size of the Board from 11 to 10 followed directly from the Board’s decision not to nominate a candidate to fill the Board vacancy. The proposal to reduce the size of the Board was an integral part of the director election process. On this basis, ADC concluded that no preliminary proxy statement filing was required under Rule 14a-6(a).
          We acknowledge that a more literal interpretation of Rule 14a-6(a)(1) could be applied by the staff. Therefore, if the staff takes the position that a preliminary proxy statement filing is required when a proposal to set the size of our Board is presented at a shareowner meeting, we will file a preliminary proxy statement with the Commission if a proposal of this kind is being voted upon in the future.
     Executive Compensation, page 15
     Fiscal 2009 Comparison Peer Group, page 19
3.	We note that the Compensation Committee considers executive compensation at other companies through the use of surveys that supplement peer group data analyzed by your consultants. Please confirm that, in future filings, you will identify all of the companies you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, provide more details as to how your Compensation Committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.
     RESPONSE:
          As discussed on page 17 of our proxy statement, our Compensation Committee has an overall philosophy regarding competitive pay levels for our executive officers, and generally targets total compensation for each of the executive officers to be within a range of +/- 20% of the median of total compensation paid to comparable executive officers of companies in our peer group and in the compensation surveys reviewed by the Compensation Committee. As a result, the Compensation Committee does not use peer group or survey information in a formulaic manner to determine the total amount of compensation paid to any of our named executive officers.

          Instead, the peer group and survey compensation data serve as reference points and provide trend information that the Compensation Committee considers along with a number of other factors to determine and refine the elements of executive compensation and make specific compensation decisions for each named executive officer. The factors other than peer group and survey compensation data that are considered generally include the tenure, skills and experience of each named executive officer, as well as our unique executive talent requirements at different points in time. The peer group and survey data alone do not determine the outcome of any compensation decisions.
          As noted on page 19 of the proxy statement, ADC subscribes to several compensation surveys conducted by major compensation consulting firms. The number of companies participating in each of these surveys (which include both public and private companies) varies from several hundred companies to several thousand companies. The Compensation Committee reviews the data in each survey by dividing the companies participating in the surveys into three subsets: (i) companies with revenues in the range of approximately 0.5 to 3 times ADC’s annual revenues; (ii) companies in the telecommunications infrastructure industry; and (iii) companies in the general manufacturing industry. While the names of all companies providing information for each overall survey are available to us, the design of these surveys does not allow ADC to identify the specific companies in each of the subsets. Therefore, our Compensation Committee does not analyze the compensation surveys knowing the specific companies included in each subset.
          In addition, even if the names of the survey participants in each of the subsets were available to us, the naming of all of the companies that participate in these surveys in the proxy statement would result in the listing of hundreds of companies. The survey data subsets reviewed by our Compensation Committee last year contained more than 375 companies. Also, we believe the listing of all of these companies could give shareowners the incorrect impression that the Compensation Committee reviews the compensation practices of each of these companies on an individual basis. For the reasons discussed above, we do not believe listing each of the companies identified in the compensation surveys used by our Compensation Committee would be meaningful to shareowners by providing additional insight into our compensation decisions.
          While we did not list all of the companies that participate in the compensation surveys reviewed by our Compensation Committee, we did disclose in the proxy statement the size and type of companies contained in these surveys, and will continue to do so in future filings. We also disclosed on page 19 of our proxy statement the names of the 19 companies that our Compensation Committee determined to be in our compensation “peer group” for fiscal 2009. We will continue the practice of listing the names of each of our peer group companies in future filings.
     Long-Term Incentives, page 26
4.	On page 26 through 28 of your definitive proxy statement, you disclose that certain long-term incentive awards, including performance based restricted stock units and performance-based cash units, will partially vest upon the achievement of a one-year adjusted earnings per share target. In future filings, please disclose threshold levels that must be reached for these awards to vest and describe how adjusted earnings per share is calculated. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b).

Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm
     RESPONSE:
          We believe that disclosure of forward looking performance targets for our performance based restricted stock unit and performance based cash awards would cause competitive harm to ADC, and that such disclosure can be omitted under Instruction 4 to Item 402(b). In addition, we believe that the disclosure of the targets would cause confusion in the investment community. In the proxy statement, we discussed the difficulty or likelihood of achieving the targets. However, in response to the staff’s comment, we will provide greater clarity regarding the difficulty or likelihood of achieving the targets in future filings.
1.	Competitive Harm
     We operate in the highly competitive telecommunications equipment industry. We believe the adjusted earnings per share (“EPS”) targets that determine the vesting and/or value of performance based awards are confidential information of ADC that would be of competitive value to other companies in our industry. Courts have held that information may be considered confidential “if disclosure of [such] information is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). The type of information courts have determined is within the scope of the exemption is broad, and includes sales and profit information, such as total net sales, total costs and expenses, operating costs and gross sales.
     We believe that publicly disclosing performance targets would cause substantial harm to our competitive position, because certain of these targets relate to future measurement periods. If we were required to disclose performance targets applicable to all outstanding performance based incentive awards, we would need to disclose targets related to grants made during the 2008 and 2009 fiscal years that have one or two more measurement years remaining in one of the applicable performance periods (i.e., the 2008 awards are subject to vesting in part based on adjusted cumulative EPS over the 2008, 2009, and 2010 fiscal years, and the 2009 grants are subject to vesting in part based on adjusted cumulative EPS over the 2009, 2010, and 2011 fiscal years). This information is not historical, but forward-looking in nature.
     If the performance thresholds or targets related to uncompleted performance periods are disclosed, this information could be used by our competitors to understand and analyze our future plans and goals. Competitors would be able to make educated assumptions regarding our future operating margins, costs and pricing. Competitors could use the performance target information to gain valuable insights into our corporate strategy. This information would give competitors unfair information regarding our business objectives and plans, and would likely cause us substantial competitive harm.
     In addition, providing competitors with EPS targets would enable them to determine the terms of compensation packages that would be necessary to hire away key members of our current management team. If disclosure of the targets were required, competitors could make such determinations prior to the time at which the awards are scheduled to vest, by monitoring ADC’s actual earnings per share during the performance period as compared to the target. This, in turn, could impair our ability to retain key executives, or alternatively force ADC to alter its performance-based compensation program to help retain key executives.
     In the proxy statement, we disclose the adjusted earnings per share targets for a performance based award, if all of the performance periods have been completed. For example, on page 27 of the proxy statement, the cumulative EPS target is disclosed with respect to the performance based restricted stock units granted during fiscal 2007, because the three-year performance period was completed at the end of the 2009 fiscal year. In future filings, we will disclose the specific performance targets goals applicable to each performance measurement period that has been completed at the time the filing is made. For instance, with respect to an award that vests partially if a one year target is met and further vests if a three year target is met, we will disclose the one year target after its measurement period has passed even if the three year measurement period has not yet passed.
     We also note that page 28 of the proxy statement states that the Compensation Committee has the discretion to take into account extraordinary circumstances and material unforeseen events that occur during a performance period when calculating EPS to determine whether an award has vested. The proxy statement discloses in detail the three circumstances and events that to date have caused the Compensation Committee to adjust the EPS calculation for outstanding awards (i.e., a $10,000,000 contribution to the ADC Foundation, impairment charges related to auction rate securities and impairment charges and goodwill write-downs caused by the decline in market value of ADC’s stock).
2.	Misinterpretation and Confusion
     We also believe that disclosure of future performance targets could be misinterpreted by the marketplace, and could lead to confusion in the investment community. If disclosed, some members of the investment community may view the targets as forward financial guidance extending through the end of the measurement period. This may cause confusion with investors with respect to the information and guidance we provide regarding our financial performance for several reasons.
     First, the targets are an aspirational goal. They are designed to motivate our executives to drive EPS over the measurement period. The aspirational business goal reflected in a specific target may be significantly different from forward-looking statements or guidance about expected results we provide to the investment community. This difference could cause significant confusion as to our financial expectations.
     Second, the targets are based on an EPS metric, with certain adjustments. These adjustments are determined by our Compensation Committee to arrive at a measure of management’s performance that the committee believes is most relevant for incentive award purposes. Because of these adjustments, the EPS performance targets are not identical to the GAAP earnings per share amount that an investor or analyst would obtain from our financial statements or publicly disclosed financial guidance. Because the EPS performance criteria reflect adjustments, we believe that disclosure of specific targets could cause substantial confusion among investors.
3.	The Likelihood or Difficulty of Achieving Thresholds and Targets
     In our Form 10-KT for fiscal year 2009, we disclosed that we have accrued no expenses associated with outstanding performance based awards because we do not expect them to vest. No such accrual has been made with respect to awards granted in fiscal 2008 and fiscal 2009, because we presently believe it extremely unlikely that the performance targets for such awards will be met. Only a substantial increase in our earnings per share over the remaining performance measurement period would increase the likelihood of the awards vesting. In future filings, in addition to disclosing whether we have accrued expenses relating to unvested awards and whether we expect them to vest, we will also provide the type of additional information set forth in the two preceding sentences.
* * * *
     In connection with the responses in this letter, the Company acknowledges that:
a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the responses in this letter, please call me on (952) 917-0940.

Sincerely, ADC TELECOMMUNICATIONS, INC.
/s/ James G. Mathews
James G. Mathews
Vice President and Chief Financial Officer